Mail Stop 3561

September 24, 2008

Steven Tanner
Chief Financial Officer
Real Mex Restaurants, Inc.
5660 Katella Avenue, Suite 100
Cypress, CA 90630

> **Re: Real Mex Restaurants, Inc.**
> **File No. 333-116310**
> **Form 10-K: For the Fiscal Year Ended December 30, 2007**
> **Form 10-Q: For Quarterly Period Ended June 29, 2008**

Dear Mr. Tanner:

We have reviewed the above referenced filings and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the fiscal year ended December 30, 2007

Item 6 – Selected Financial Data, page 16

Management's Discussion and Analysis – Results of Operations, page 19

1. Reference is made to your combined 2006 tabular data in Selected Financial Data and MD&A as well as the narrative discussion in MD&A of this combined information in comparing results of operations for fiscal 2006 to other fiscal periods. The presentation of combined (predecessor + successor) data represents a non-GAAP presentation that is prohibited under the provisions of Item 10(e) of Regulation S-K. This combined information is being presented on two different

basis of accounting and is considered a non-GAAP presentation under the above rule. Please solely present tabular information for the respective fiscal 2006 predecessor and successor periods without the presentation of additional combined 2006 data. In addition, please solely discuss the change in results period over period in the narrative MD&A results of operations when comparing the periods without presenting combined amounts in this discussion. By solely explaining changes in amounts between the periods including the reason(s) for such changes, one can still provide a meaningful comparison of the results of operations without presenting an inappropriate non-GAAP presentation of combined predecessor and successor amounts. As such, please delete the combined 2006 tabular financial information from both sections and revise the narrative discussion to remove the presentation of combined 2006 amounts, accordingly.

Management's Discussion and Analysis, page 17

Working Capital and Cash Flows, page 22

2.   Please quantify in terms of cash the significant factors that materially contributed to the changes in net cash provided by operating activities. Refer to Section IV.B.1 of FR-72 for guidance.

Contractual Obligations, page 25

3.   As this table is intended to increase transparency of cash flow, we believe that you should include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use judgment to determine whether or not to include such estimates. In this regard, you would determine an appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments in the table, a footnote to the table should clarify whether they are included or not and, as appropriate, the methodology used in your estimate or why interest is not determinable. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Notes to the Consolidated Financial Statements, page 36

Note 2: Merger Agreement, page 36

4.   Please tell us why you did not recognize any intangible assets separately from goodwill. In your response, tell us what consideration was given to measuring the fair value of the assumed franchise agreements. Refer to paragraphs 39 and A14 of SFAS 141 for guidance.

Note 3: Summary of Significant Accounting Policies, page 37

Goodwill, page 38

5.   We note that you have recorded a $10.0 million and $34.0 million write-down of
        goodwill in fiscal 2007 annual and fiscal 2008 interim (2nd Quarter) financial
        statements, respectively. Your disclosure indicates that management forecasts
        were revised twice within the last nine months due to the continued impact of the
        downturn in the economy on your current operations and growth projections. In
        view of the highly material amount of the remaining goodwill that represents
        approximately 60% of total consolidated assets and the continued recent changes
        that have occurred in your management forecasts (i.e. significant estimates or
        assumptions) in both fiscal 2007 and 2008 that resulted in material goodwill
        impairment in each of these periods, please expand your disclosure in critical
        accounting policies to provide a sensitivity analysis discussion of the material
        assumptions used in your impairment assessment. Among other disclosure that
        may be necessary, please specifically furnish a robust discussion in critical
        accounting policies (MD&A) that: (i) analyzes and quantifies the specific
        sensitivity to change of the critical accounting estimates or assumptions based on
        other outcomes (or revisions in management forecasts) that may be reasonably
        likely to occur and would have a material effect upon further an continued
        impairment of this significant asset; and (ii) provides how accurate the estimates /
        assumptions have been in the past, how much the estimates / assumptions has
        changed in the past and whether the estimates / assumptions is reasonably likely
        to change in the future. In this regard, your sensitivity analysis should consider
        detailing the impact of a specific change in assumptions in forecasting significant
        items (revenues, expenses, capital expenditures) used in your cash flow model as
        well as impact of a specific variance in the discount rate on estimated cash flows,
        etc. Please refer to the guidance in Section V of FR-72 (Release No. 33-8350)
        and expand your disclosure accordingly.

Segment Information, page 40

6.   Reference is made to description of business where we note that Real Mex Foods
        ("RMF") manufactures specialty products for sales to outside customers and
        revenues from these sales are presented separately as "other revenues" on the
        consolidated statement of operations. As it appears that these prepackaged food
        activities are dissimilar to your restaurant operations, it is unclear if aggregation
        of these activities into your one reportable segment occurs as these RMF business
        activities do not meet the 10% significance threshold for separate segment
        reporting. If so, please expand your disclosure in segment information to clarify
        the dissimilarity in these activities from your restaurant operations and
        affirmatively state that aggregation occurs as these operations do not meet the
        threshold for separate segment reporting.

Note 6: Long-Term Debt, page 42

7.   We note that the Senior Secured Notes due 2010 are guaranteed by all of your current and future restricted subsidiaries. Please explain why you have not included audited financial statements for the guarantor subsidiaries in accordance with Rule 3-10 of Regulation S-X. If these financial statements have not been provided because the subsidiary guarantees meet the conditions outlined in Rule 3-10(f) of Regulation S-X, please revise the notes to your financial statements and the "Liquidity and Capital Resources" discussion in MD&A to indicate that all of the subsidiary guarantors are 100% owned by the parent company, and that the guarantees are full and unconditional and joint and several. Also, please revise to include the condensed consolidating financial information required by Rule 3-10(f)(4) of Regulation S-X or explain in further detail why these disclosures are not required.

Other

8.   Please provide Schedule II, as required by Item 5.04 of Regulation S-X.

* * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 or Joe Foti at 202-551-3816 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief